UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No. 2*

Ondas Holdings Inc.

(Name of Issuer)

Common Stock par value $0.0001

(Title of Class of Securities)

68236H204

(CUSIP Number)

Joseph V. Popolo
Commonwealth Hall at Old Parkland

3899 Maple Avenue, Suite 100

Dallas, Texas 75219

(214) 395-1213

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

- with copies to -

Richard Silfen
Duane Morris LLP
30 South 17th Street

Philadelphia, PA 19103

(215) 979-1225

February 26, 2024

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 68236H204	SCHEDULE 13D

1	NAME OF REPORTING PERSON Charles & Potomac Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,383,244 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,383,244 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,383,244 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.66% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	Includes (i) 3,183,244 shares of common stock of Ondas Holdings Inc. held directly by Charles & Potomac Capital, LLC, (ii) 7,825,792 shares of common stock of Ondas Holdings Inc. issuable upon the exercise of warrants that are exercisable at an exercise price of $0.89, on a one-to-one basis until July 21, 2028 (the “Warrants”) and held directly by Stage 1 Growth Fund LLC (Series WAVE, Class A) (the “SPV”), and (iii) 2,374,208 shares of common stock of Ondas Holdings Inc. issuable upon the exercise of warrants that are exercisable at an exercise price of $0.89, on a one-to-one basis until August 11, 2028 (the “Subsequent Warrants”) and held directly by the SPV. Excludes warrants to purchase 167,500 shares of common stock of Ondas Holdings Inc. held directly by Charles & Potomac Capital, LLC that are not exercisable until May 26, 2024.
(2)	Calculated using 65,561,484 shares of common stock of Ondas Holdings Inc. outstanding as of February 26, 2024, as reported on the prospectus supplement filed by Ondas Holdings Inc. with the Securities and Exchange Commission (the “SEC”) on February 26, 2024, supplementing the Form S-3 initially filed by Ondas Holdings Inc. with the SEC on February 2, 2024 and declared effective on February 15, 2024, and added to that number, pursuant to Rule 13d-3 of the Act, 10,200,000 shares of common stock of Ondas Holdings Inc. issuable upon the exercise of the Warrants and the Subsequent Warrants.

CUSIP No. 68236H204	SCHEDULE 13D

1	NAME OF REPORTING PERSON Joseph V. Popolo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,284,245 (1)
	8	SHARED VOTING POWER 13,383,244 (2)
	9	SOLE DISPOSITIVE POWER 1,284,245 (1)
	10	SHARED DISPOSITIVE POWER 13,383,244 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,667,489
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.36% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes 1,284,245 shares of common stock of Ondas Holdings Inc. held directly by Joseph V. Popolo.
(2)	Includes (i) 3,183,244 shares of common stock of Ondas Holdings Inc. held directly by Charles & Potomac Capital, LLC, (ii) 7,825,792 shares of common stock of Ondas Holdings Inc. issuable upon the exercise of the Warrants, and (iii) 2,374,208 shares of common stock of Ondas Holdings Inc. issuable upon the exercise of the Subsequent Warrants. Excludes warrants to purchase 167,500 shares of common stock of Ondas Holdings Inc. held directly by Charles & Potomac Capital, LLC and beneficially owned by Joseph V. Popolo that are not exercisable until May 26, 2024.
(3)	Calculated using 65,561,484 shares of common stock of Ondas Holdings Inc. outstanding as of February 26, 2024, as reported on the prospectus supplement filed by Ondas Holdings Inc. with the SEC on February 26, 2024, supplementing the Form S-3 initially filed by Ondas Holdings Inc. with the SEC on February 2, 2024 and declared effective on February 15, 2024, and added to that number, pursuant to Rule 13d-3 of the Act, 10,200,000 shares of common stock of Ondas Holdings Inc. issuable upon the exercise of the Warrants and the Subsequent Warrants.

CUSIP No. 68236H204	SCHEDULE 13D

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment”) to the Schedule 13D originally filed by the Reporting Persons on August 29, 2023, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on November 24, 2023 (as so amended, the “Original Schedule 13D” and as amended by this Amendment, the “Schedule 13D”) relates to the shares of common stock, par value $0.0001 per share (the “Shares”), of Ondas Holdings Inc., a Nevada corporation (the “Issuer”). Defined terms used in this Amendment and not otherwise defined herein have the meanings prescribed to such terms in the Original Schedule 13D. Any reference in the Original Schedule 13D to any item in the Original Schedule 13D shall be deemed to refer to such item as amended by this Amendment.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Original Schedule 13D is hereby amended and supplemented to add the following:

On February 26, 2024, pursuant to a Securities Purchase Agreement (the “Issuer Agreement”), dated as of February 26, 2024, by and among C&P, the Issuer and other parties thereto, C&P purchased from the Issuer 1,785,714 Shares at a purchase price of $1.12 per share, for an aggregate purchase price of $2,000,000 and, in connection therewith, Ondas Autonomous Holdings, Inc. (“OAH”), a Nevada corporation and wholly-owned subsidiary of the Issuer, issued to C&P warrants to purchase 1,785,714 shares of capital stock of OAH.

Also on February 26, 2024, pursuant to a Preferred Stock Purchase Agreement  (the “Networks Agreement”), dated as of February 26, 2024, by and among C&P, Ondas Networks and other parties thereto, C&P purchased 6,051 shares of preferred stock of Ondas Networks, at a purchase price of $41.3104 per share, for an aggregate purchase price of $250,000 and, in connection therewith, the Issuer issued to C&P warrants to purchase 167,500 Shares at an exercise price of $1.26, on a one-to-one basis (the “February 2024 Warrants”). The February 2024 Warrants are exercisable beginning on May 26, 2024.

The source of funds for the above-referenced transactions was capital contributions to C&P from its investors. No borrowed funds were used to purchase the Shares and February 2024 Warrants.

The description of (i) the Issuer Agreement, (ii) the Networks Agreement and (iii) the February 2024 Warrants included in the Schedule 13D does not purport to be complete and is qualified in its entirety by reference to the text of (a) the form of Issuer Agreement, (b) the form of the Networks Agreement and (c) the form of February 2024 Warrants, respectively, which are filed as Exhibits 7, 8 and 9, respectively, to the Schedule 13D and incorporated by reference herein.

The net investment cost to purchase the Shares upon the exercise of the February 2024 Warrants is expected to be $211,050. Funds to acquire the Shares upon the exercise of the February 2024 Warrants are expected to be capital contributions to C&P from its investors.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons purchased, or caused the SPV to purchase, the Shares, the Warrants, the Subsequent Warrants and the February 2024 Warrants for investment purposes. Except that the Reporting Persons may (i) cause the SPV to appoint to the five-member board of directors of Ondas Networks (A) two directors (one of which directors currently is Popolo) for so long as SPV and its affiliates continue to own beneficially any shares of common stock of Ondas Networks (including shares issuable upon conversion of preferred stock of Ondas Networks) and (B) one independent director who must also be acceptable to the common stockholders of Ondas Networks, and (ii) exercise, or cause the SPV to exercise, the Warrants, the Subsequent Warrants and the February 2024 Warrants in accordance with their respective terms to purchase the applicable Shares, the Reporting Persons have no present plans which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right, in light of their ongoing evaluation of the Issuer’s financial condition, business, operations and prospects, the market price of the Shares, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change their plans and intentions at any time, as they deem appropriate. In addition, the Reporting Persons (and their affiliates) reserve the right, subject to any applicable law, to enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the securities of the Issuer.

CUSIP No. 68236H204	SCHEDULE 13D

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a) – (b) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b) The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Amendment (including footnotes thereto) is incorporated herein by reference. The Related Party, as the Managing Member of C&P, is deemed to share voting and dispositive power over, and therefore is deemed to beneficially own, 13,383,244 Shares that are beneficially owned by C&P, which represent 17.66% of the Shares outstanding. The Reporting Persons’ and the Related Party’s beneficial ownership percentage is calculated using 65,561,484 Shares outstanding as of February 26, 2024, as reported on the Issuer’s prospectus supplement filed with the SEC on February 26, 2024, supplementing the Form S-3 initially filed by the Issuer with the SEC on February 2, 2024 and declared effective on February 15, 2024, and added to that number, pursuant to Rule 13d-3 of the Act, 10,200,000 Shares issuable upon the exercise of the Reporting Persons’ Warrants and the Subsequent Warrants.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Original Schedule 13D is hereby amended and supplemented to add the following:

On February 26, 2024, the Issuer and C&P entered into a registration rights agreement (the “February 2024 RRA”) with respect to the Shares issuable upon the exercise of the February 2024 Warrants. The February 2024 RRA requires the Issuer to, among other things, file a registration statement with the SEC covering the resale of the Shares issuable upon exercise of the February 2024 Warrants no later 180 calendar days following February 26, 2024, and to use commercially reasonable efforts to have such registration statement declared effective as promptly as possible thereafter. The Issuer has agreed to bear all expenses of such registration.

The description of the February 2024 RRA included in the Schedule 13D does not purport to be complete and is qualified in its entirety by reference to the text of the February 2024 RRA, which are filed as Exhibit 10 to the Schedule 13D and incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

1	Joint Filing Agreement (filed herewith).

2	Form of Warrant (incorporated by herein by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed by the Issuer with the SEC on August 16, 2023).

3	Preferred Stock Purchase Agreement, dated July 9, 2023, between Ondas Networks and the SPV (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed by the Issuer with the SEC on July 10, 2023).

4	Amendment to Preferred Stock Purchase Agreement, dated July 21, 2023, between Ondas Networks and the SPV (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed by the Issuer with the SEC on July 24, 2023).

5	Registration Rights Agreement, dated July 21, 2023, between the Issuer and the SPV (incorporated herein by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed by the Issuer with the SEC on July 24, 2023).

6	Registration Rights Agreement, dated August 11, 2023, between the Issuer and the SPV (incorporated herein by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed by the Issuer with the SEC on August 16, 2023).

7	Form of Securities Purchase Agreement, dated February 26, 2024, between the Issuer, C&P and other purchasers and, solely with respect to Section 4.9 thereof, OAH (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed by the Issuer with the SEC on February 26, 2024).

8	Form of Preferred Stock Purchase Agreement, dated February 26, 2024, between Ondas Networks, C&P and other purchasers (incorporated herein by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed by the Issuer with the SEC on February 26, 2024).

9	Form of Warrant (included as Exhibit B to Exhibit 8 of this Amendment).

10	Form of Registration Rights Agreement (included as Exhibit E to Exhibit 8 of this Amendment).

CUSIP No. 68236H204	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: February 28, 2024	CHARLES & POTOMAC CAPITAL, LLC

	By:	/s/ Joseph V. Popolo
	Name:	Joseph V. Popolo
	Title:	Chief Executive Officer

Date: February 28, 2024	JOSEPH V. POPOLO

/s/ Joseph V. Popolo